FORM PX14A6G

AMAZON.COM, INC. – AMZN

Filed:  May 24, 2011

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

Amazon.com, Inc.

2. Name of person(s) relying on exemption:

Calvert Social Index Fund, Calvert Equity Portfolio, Calvert VP SRI Equity Portfolio, Calvert VP S&P 500 Index Portfolio, and Calvert VP Nasdaq 100 Index Portfolio, each acting through Calvert Investment Management, Inc. (formerly Calvert Asset Management Company, Inc.).

3. Address of person(s) relying on Exemption:

4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2011 Annual Meeting.

IMPORTANT PROXY VOTING MATERIAL

REVISION TO THE

Shareholder Rebuttal to the Amazon.com, Inc.

Opposition Statement Regarding Climate Change

(p. 13 of Amazon.com’s Proxy)

The shareholder rebuttal to the Amazon.com, Inc. Opposition Statement Regarding Climate Change that was filed on May 23, 2011 is revised to delete the following sentence:

“Due to their electricity use, it is estimated that data centers are responsible for two percent of global GHG emissions, which is greater than the climate impact of the aviation sector.”

The revised text is as follows:

“Due to their electricity use, McKinsey & Co estimates that data centers will be responsible for a greater portion of global GHG emissions than the aviation sector by 2020.”

The full rebuttal is restated below with the revised text bolded and underlined.

RESTATED

Shareholder Rebuttal to the Amazon.com, Inc.

Opposition Statement Regarding Climate Change

(p. 13 of Amazon.com’s Proxy)

Item # 6—Shareholder Proposal

This proposal has been filed by Calvert Investment Management, Inc. (C.I.M.) on behalf of Calvert Social Index Fund, Calvert Equity Portfolio, Calvert VP SRI Equity Portfolio, Calvert VP S&P 500 Index Portfolio, and Calvert VP Nasdaq 100 Index Portfolio. As an investor in Amazon.com, Inc. (“Amazon”) through these funds, C.I.M. is concerned with the company’s lack of disclosure around its assessment and management of climate change. C.I.M. believes that information from corporations on their climate change risks and management strategies is essential to investors as they assess the strengths of corporate securities in the context of climate change. All companies, regardless of industry, face potential challenges and opportunities from climate change.

Amazon’s primary arguments against this proposal, as stated in its opposition statement, are that:

•          They “are aware of and are focused on the potential impacts of climate change, but [they] do not believe that preparing an ad hoc climate change report is an efficient use of time and resources.” Furthermore, the company has already undertaken “green” initiatives, as demonstrated in its “Amazon and Our Planet” web page.

•          “E-commerce is inherently more environmentally friendly than traditional retailing” and that the company “will continue to innovate in this area over time.”

Our Rebuttal and Rationale for a YES vote follows:

This proposal calls on the company to disclose information on how it is assessing and managing climate change. We acknowledge and applaud the company’s current initiatives to ‘green’ some of its operations, but as investors, we are asking for specific data and qualitative information relating to its impact on climate change from activities that cause greenhouse gas (GHG) emissions, and how it is dealing with risks and opportunities from climate change related to the company. Seventy percent of S&P 500 companies and over 80 percent of Global 500 companies disclose this type of information through the Carbon Disclosure Project, including companies such as eBay Inc., Apple Inc., and Target Corp. Many of these companies also choose to disclose key climate-related information through public websites and sustainability or corporate social responsibility reports.

Amazon’s business has an impact on the environment, and on climate change in particular,

that is not currently addressed by the company through public disclosures.   The company’s claim regarding the environmentally-friendliness of e-commerce fails to recognize key climate-related impacts related to Amazon’s operations.

•        As a major company in the e-commerce industry and with a growing Web Services business, Amazon relies on data centers to process and store massive amounts of       electronic information. Data centers require significant amounts of energy to power cooling system infrastructure.  Due to their electricity use, McKinsey & Co estimates that data centers will be responsible for a greater portion of global GHG emissions than the aviation sector by 2020.  According to recent reports from the company, Amazon plans to expand its cloud computing business, which inevitably creates a greater demand for data center operations. The company does not disclose any information on its data centers’ energy consumption, emissions, or related reduction plans.

•        The Amazon Kindle e-reader, which the company self-reports to be its top selling product, is a consumer electronic product that is ostensibly made from an arrangement of plastics, metals, and chemicals. With regard to the Kindle, Amazon assumes the role of electronics developer and retailer, similar to Apple Inc. Apple products, such as the iPod and iPad, are manufactured by electronics manufacturer Foxconn, a company that is believed to be the manufacturer of the Amazon Kindle. Unlike Apple, however, Amazon does not disclose any information regarding the environmental footprint of its popular e-reader, including associated emissions from its production or use.

•        Amazon may face a number of business risks due to climate change, none of which are addressed in public disclosures, including those related to regulation, energy and fuel costs, reputation, and physical impacts, which specifically could create challenges to the company’s e-commerce business that relies on a reliable logistics network for products delivery.

Shareholders are urged to vote FOR Item #6 following the instruction provided on the company’s proxy mailing.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT INVESTMENT MANAGEMENT, INC. (C.I.M.) OR ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED C.I.M. AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND).  PLEASE DO NOT SEND YOUR PROXY TO C.I.M. OR ANY CALVERT FUND.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY C.I.M. AND/OR CERTAIN CALVERT FUNDS.

For questions regarding Amazon.com, Inc Item #6 on Climate Change, please contact Rebecca Henson, Calvert Investments, 301.961.4752, rebecca.henson@calvert.com